Trillium Asset Management, LLC
711 Atlantic Avenue
Boston, MA 02111

Calvert Investment Management, Inc.
4550 Montgomery Avenue
Bethesda, MD 20814

August 8, 2011

Dear The J. M. Smucker Company Shareholders,

We are writing to urge you to VOTE “FOR” PROPOSAL 5 on the proxy card, which asks the company how it will manage the social and environmental risks and opportunities connected to The J. M. Smucker Company’s (SJM) coffee business and supply chain.

The shareholder proposal makes the follow request of SJM:

Shareholders request that within six months of the 2011 annual meeting, the Board of Directors provide a report to shareholders (at reasonable cost and excluding confidential and proprietary information) describing how the company will manage the social and environmental risks and opportunities connected to the company’s coffee business and supply chain. We recommend the Board include in the report a concise discussion of how it will address temperature changes, changes in rainfall patterns, and the company’s responsibility for its impact on the coffee farming families in its supply chain.1

After reviewing the proposal, Institutional Shareholder Services (a division of MSCI and the leading provider of proxy voting advice) has recommended a vote in favor of the proposal:

“A vote FOR this resolution is warranted because: Shareholders would benefit from additional disclosure regarding the company's management of sustainability issues related to its coffee business segment; and a number of the company's peers currently provide such information.”

Because coffee accounts for 40% of SJM’s net sales and 48.6% of profit; and the coffee industry is particularly susceptible to climate change related impacts, SJM must provide a robust assessment of climate change risks to it coffee business supply chain.

According to SJM’s 2011 Form 10-K “[m]uch of the [company’s] gross profit improvement was attributable to incremental Folgers business and other coffee-related impacts in 2010.” With coffee accounting for 40% of SJM’s net sales and 48.6% of profit, it goes without saying that it would appear that the company’s prosperity is highly dependent on its ability to maintain a sound and sustainable coffee supply chain.

This is why we believe shareholders should be very concerned with findings such as those made by the director of research at Kenya's Coffee Research Foundation. As Joseph Kimemia stated, "We have seen climate change in intermittent rainfall patterns, extended drought and very high temperatures," and he goes on to point out that "Coffee operates within a very narrow temperature range of 19-25 degrees (Celsius). When you start getting temperatures above that, it affects photosynthesis and in some cases, trees wilt and dry up." This has been further corroborated in a 2009 report from the International Coffee Organization, that stated “Climatic variability is the main factor responsible for changes in coffee yields all over the world.”2,3

1 The full text of the proposal can be found at http://trilliuminvest.com/resolutions/smuckers-environmental-and-social-risks-of-coffee/ and http://phx.corporate-ir.net/phoenix.zhtml?c=77952&p=irol-SECText&TEXT=aHR0cDovL2lyLmludC53ZXN0bGF3YnVzaW5lc3MuY29tL2RvY3VtZW50L3YxLzAwMDA5NTAxMjMtMTEtMDY0MzQ4L3htbA%3d%3d.
2 http://dev.ico.org/documents/icc-103-6-r1e-climate-change.pdf.
3 http://www.nytimes.com/2011/03/10/science/earth/10coffee.html?_r=2&hp.

In a March 9, 2011 story in the New York Times – “Heat Damages Colombia Coffee, Raising Prices” - Peter Baker, a coffee specialist with CABI, a research group in Britain that focuses on agriculture and the environment, reported that “[c]offee production is under threat from global warming.”

A JPMorgan Global Equity Research report on water entitled “Watching Water - A Guide to Evaluating Corporate Risks in a Thirsty World” states that an inadequate supply of water in a food company’s agricultural supply chain presents several serious risks. Specifically it argues, “water-related disruptions in the agricultural supply chain may have a dramatic impact on the industry’s economic performance.”

Perhaps it is of little surprise that coffee prices have been rising so significantly.4 “Since May 2010, Smucker has jacked up prices 34% to try to stay a step ahead of the commodities market.”5 While commodities market pricing is attributable to many factors, we believe there is little question about the importance of climate change on agricultural growing conditions.

In light of the significance of coffee to the company’s business and the risks that climate change presents to coffee supplies, SJM’s board of directors needs to take significant steps to demonstrate what they are doing to address these risks. While the company’s 2011 Form 10-K identifies climate change as a risk factor, it does not provide any discussion of what the company will do to address those risks. It also does not discuss the opportunities for the company to become a leader in environmentally and socially sustainable coffee farming.

In fact, the entirety of the company’s 2011 Form 10-K discussion of climate change and coffee is the following:

In the event that climate change may have a negative effect on agricultural productivity, the Company may be subject to decreased availability or less favorable pricing for certain commodities that are necessary for its products, such as green coffee, peanuts, corn sweeteners, edible oils, sugar, wheat, milk, cocoa, and various fruits and vegetables.

This language is essentially identical to its 2010 Form 10-K.

A week ago the company issued its 2011 corporate responsibility report which has proved to be a significant disappointment on the question of the sustainability of its coffee business. The 38 page document only devotes one page to coffee, which makes no mention of climate change at all (in fact, climate change is not mentioned anywhere in the report). On that one page the company does not describe how the company will manage the social and environmental risks and opportunities connected to the company’s coffee business and supply chain. It does not discuss how it will address temperature changes or changes in rainfall patterns. While we are pleased to see that the company has “set goals to substantially increase the purchase of certified green coffee over the next five years [and] will achieve these goals by working with organizations such as Fair Trade USA, Rainforest Alliance, and Utz Certified,” the company has not disclosed what that goal is; when it will be achieved; how it will go about achieving it; or how this strategy addresses climate change risk to the SJM’s coffee supplies.

By way of contrast, SJM’s competitor, Sara Lee, has been very specific about its commitment to a five-year initiative to more than triple the amount of Utz certified coffee it purchases: “By 2015 Sara Lee will have more than 20% of its entire annual coffee volume certified sustainable”.6 Similarly, Kraft provides five years of data on the number of metric tons of Rainforest Alliance certified coffee it has purchased.7 And Nescafe provides extensive information on its work in coffee growing regions and quantitative targets: “all directly purchased green coffee will be compliant with the internationally recognized 4C sustainability standards by 2015. In addition, 90,000 tonnes of NESCAFÉ coffee will be sourced according to Rainforest Alliance (SAN) principles by 2020.” Nescafe has also committed to distributing 220 million high-yielding, disease-resistant coffee plantlets to coffee farmers around the world by 2020.8

4 http://www.businessweek.com/news/2011-04-29/coffee-may-surge-40-on-frost-after-kraft-raises-prices.html; and http://www.investmentu.com/2011/February/coffee-prices-hit-34-year-high.html.
5 http://www.marketwatch.com/story/coffee-drinkers-face-more-price-increases-2011-05-25?link=MW_latest_news
6 http://www.saralee.com/en/NewsAndMedia/News/2011/SaraLeelaunchesambitiousfive-yearsustainablecoffeeplan.aspx.
7 http://www.kraftfoodsbetterworld.com/betterworldHome.html#progress.
8 http://www.nescafe.com/progress_farming_en_com.axcms

Given how important coffee is to the company’s profitability and the risks that climate change presents to its most important input, we believe the company’s current level of disclosure is woefully inadequate. This is particularly true compared to its competitors.

We strongly believe the board of directors needs to report to shareholders describing how the company will manage the social and environmental risks and opportunities connected to the company’s coffee business and supply chain. In order to be useful, the report should include material quantitative metrics and a meaningful discussion of how it will address temperature changes, changes in rainfall patterns, and the company’s responsibility for its impact on the coffee farming families in its supply chain.

For all of the reasons provided above, we strongly urge you to VOTE FOR PROPOSAL 5. Considering how important coffee is to SJM’s financial prosperity, the risks posed to that business by climate change, and the relatively good disclosures made by its competitors, the company’s failure to provide a meaningful assessment of this material issue is dramatic.

Please contact Jonas Kron at 503-592-0864 for additional information.

Sincerely,

/s/ Jonas Kron

Jonas Kron
Deputy Director
ESG Research & Shareholder Advocacy
Trillium Asset Management, LLC

Rebecca Henson
Sustainability Analyst
Calvert Investment Management, Inc.

IMPORTANT NOTICE: The cost of this communication is being borne entirely by Trillium Asset Management, LLC and Calvert Investment Management, Inc. Trillium and Calvert are NOT asking for your proxy card and are not providing investment advice. We will not accept proxy cards, and any proxy cards received will be returned.